FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 03, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No    ☒

Wimm-Bill-Dann Foods OJSC informs that its Board of Directors approved on February 26, 2008 as the major transaction the acquisition of WBD Foods’ Russian interest-bearing, non-convertible, paid to the bearer bonds series 03 with nominal value 1000 RUR per bond in the aggregate amount of 5 000 000 bonds on demand of the bondholders, when claimed during the last 5 days of the 2nd coupon period, on terms and conditions stipulated in section 10. of the Decision on securities issuance and article 9.1.2 of the Prospectus. The bonds will be acquired at the 100% price of the nominal value plus the accumulated coupon income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC
March 03, 2008